May 7, 2008

VIA EDGAR

Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:  Crown Holdings, Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2007
       Filed February 28, 2008
       Form 10-K/A#1 for the Fiscal year Ended December 31, 2007
       Filed March 7, 2008
       File No. 0-50189

Dear Mr. O’Brien:

Crown Holdings, Inc. (“Crown”) is responding to the comments raised in your letter dated May 1, 2008 regarding Crown’s Form 10-K for the fiscal year ended December 31, 2007 and Form 10-K/A#1 for the fiscal year ended December 31, 2007. For your convenience, the comments are included in this letter in italic face type and are followed by the applicable response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Policies, page 32

1.	We note your response to comment 2 in our letter dated April 7, 2008. Specifically, we note that you estimate your asbestos liability accrual using two material assumptions: (a) the number of future claims and (b) the expected average settlement cost of the asbestos claims. Section 501.14 of the Financial Reporting Codification states, “...the discussion in MD&A should present a company’s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.” As previously noted, the asbestos liability charge to the consolidated statements of operations for fiscal year 2007 is 14.4% of income from continuing operations before income taxes, minority interest and equity earnings, and the increase in the charge from prior year’s charge is 9.5%. We also note from your response that the increase in the charge from prior year was due to higher five year average settlement costs. As such, it would appear that disclosure of these two material assumptions including a sensitivity analysis of the impact on the charge to the consolidated statements of operations would be useful information to investors to understand how you estimate the asbestos liability and the variability associated with such estimate. Please provide us with the disclosure you intend to include in future filings.

We will include the following disclosure in the Critical Accounting Policy section of our Form 10-Q for the three months ended March 31, 2008, and in future filings as appropriate. The disclosure below replicates the footnote disclosure we provided to you in our response of April 18, 2008 to Comment 2, but also includes the requested sensitivity analysis.

At the end of each quarter, the Company considers whether there have been any material developments that would cause it to update its asbestos liability accrual calculations. Absent any significant developments in the asbestos litigation environment in general or with respect to the Company specifically, the Company updates its accrual calculations in the fourth quarter of each year. The Company’s asbestos liability accrual is calculated in the fourth quarter of each year as the sum of its outstanding and expected future claims, multiplied by the expected average settlement cost of those claims, plus estimated legal fees. The expected number of claims, and the expected average settlement cost per claim, are calculated using projections based on the actual data for the most recent five years. Because claims are not submitted or settled evenly throughout the year, it is difficult to predict at any time during the year whether the number of claims or average settlement cost over the five year period ending December 31 of such year will increase compared to the prior five year period. The five year average settlement cost at the end of 2007 was higher than at the end of 2006. The effect of this increase in the expected average settlement cost per claim was partially mitigated by a decrease in the expected number of future claims. The combination of these two factors in 2007 resulted in a charge of $29 in 2007 compared to charges of $10 in each of the preceding two years. A 10% change in either the number of projected claims or the average cost per claim would increase or decrease the estimated liability at December 31, 2007 by $20. A 10% increase or decrease in these two factors at the same time would increase or decrease the estimated liability at December 31, 2007 by $42 and $38, respectively.

2.	We note your responses to comments 3 – 7 in our letter dated April 7, 2008, including the additional disclosures you intend to include in future filings. There continues to be a concern that these additional disclosures will not provide investors with sufficient information to understand (a) the basis for your conclusion that the recoverability of goodwill was not a material uncertainty when your September 30, 2007 Form 10-Q was filed; (b) the material factors that led you to conclude that goodwill may be impaired subsequent to October 31, 2007; and (c) the material changes in the assumptions used in your valuation techniques that led to the $103 million goodwill impairment charge. As previously noted, the $103 million goodwill impairment charge materially impacted stockholders’ equity as of December 31, 2007 and is 51.2% of fiscal year 2007 income from continuing operations before income taxes, minority interest and equity earnings. As such, you should provide investors with substantive and informative disclosures that fully explain the charge. As such, please revise the disclosures you intend to include in future filings to fully address each of the following points:

•	A detailed discussion of all material factors that led to the impairment charge. At a minimum:

»	Disclose the European metal vacuum food closures’ operating results for each period presented. Explain that fiscal year 2007 segment income for the European metal vacuum food closures reporting unit was projected to [be] $16 million; however, actual segment income was only $6 million. Such discussion should explain why the lower results were completely unexpected.

»	Disclose the four factors that led to the unexpected shortfall including when each factor was first identified. For example, specifically state when during fiscal year 2007 the major customer lowered its sales unit volume allocations to the European metal vacuum food closures reporting unit.

»	Explain to investors why you believed these four factors were temporary as of October 31, 2007.

»	Explain the specific circumstances that occurred during the fiscal year2008 budget and strategic plan process that led you to believe that the lower than expected sales unit volume from a major customer and the selling price increases that were not covering cost increases were no longer temporary, but rather long term in nature. In this regard, please include specific reasons as to why you are at a competitive disadvantage as compared to your competitors such that you believe that you will be unable in the long term to replace the lower sales unit value from either this major customer and/or other customers. As you noted in your response letter, “[i]t is not unusual in this business for customers to move volume among suppliers and, in such situations, it is not uncommon that the lost volume is recovered either from that customer or another.” Without such disclosure, investors may not understand why you would not be able to replace the decreased volume for this same reason. Also, since goodwill impairment tests are based on long term projections, it is unclear why decreased volume for one fiscal year necessarily results in decreased volume in subsequent fiscal years. Please also address this same issue for the product pricing portion.

•	A detailed discussion of the changes in assumptions for each of the methods used to estimate the fair value of the European metal vacuum food closures reporting unit. Specifically, disclose the material assumptions included in each valuation model used to estimate the fair value of the reporting unit for the impairment test performed as of the fourth quarter of 2007 and 2006. In this regard, we note from your response to comment 7 in our letter dated April 2, 2008 that you use the comparable business method, the comparable transactions method and the discounted cash flows method to estimate the fair value of your reporting units. As such, your disclosure should provide quantitative information for the material assumptions used in your method in addition to disclosing how you weight each method to arrive at a fair value amount for the reporting unit. Refer to comment 6 in our letter dated April 2, 2008 for a more detailed discussion of this point.

•	A discussion of management’s thoughts on the European metal vacuum food closures reporting unit’s future operating results subsequent to the impairment charge. Also include a discussion of management’s future plans for this reporting unit.

•	The carrying value of the remaining assets for this reporting unit subsequent to the goodwill impairment charge.

Refer to Sections 216, 501.02, 501.12.b.3, and 501.14 of the Financial Reporting Codification and SAB Topic 5:P.4 for guidance.

We will include the following disclosure in the Critical Accounting Policy section of our Form 10-Q for the three months ended March 31, 2008, and in future filings as appropriate.

During the fourth quarter of 2007, the Company recorded a goodwill impairment charge of $103 in its European metal vacuum food closures business due to a decrease in projected operating results. The European metal vacuum food closures business is included within the Company’s European Food segment. The segment income of the business was $6, $14 and $17 for the years ended December 31, 2007, 2006 and 2005, respectively, and as of the end of 2006, the Company was projecting 2007 segment income of $16.

The decrease in 2007 segment income, compared to 2006 results and the Company’s 2007 projections, was primarily due to lower sales unit volumes, an inability to recover cost increases through increased selling prices, and, to a lesser extent, increased costs due to a temporary disruption from the relocation of certain operations during the first half of 2007. The relocation of operations is complete and the related excess costs incurred in 2007 are not expected to recur in future years.

In its projections for 2007, the Company expected to see some pressure on selling prices based on preliminary discussions with its customers, but believed it could compensate for these losses through increased sales unit volumes that could be obtained from existing or new customers throughout the year. However, due to aggressive pricing by certain of the Company’s competitors (an effort to maintain or increase their sales unit volumes), the Company was unable to increase volumes for 2007 as allocations were finalized during the first two quarters. In addition to the effect on the Company sales unit volumes, the competitive situation also depressed selling prices throughout the year beyond the Company’s expectations. The aggressive pricing policies evident in 2007 were unexpected in a business that had consistent segment income and relatively stable selling prices in recent years. As of October 31, 2007, it was management’s judgment that the adverse competitive situation was temporary based on its understanding of the competitive market at that time. However, at the conclusion of the 2008 budget process, which occurred at the end of 2007 only after initial discussions with existing and potential customers related to 2008 pricing and volumes, management concluded that the depressed selling prices and competition for sales volume would likely continue, and that 2008 segment income was unlikely to improve. Due to this second consecutive year of reduced segment income, and absent any evidence to the contrary, the Company determined that it was appropriate to assume similar results for its projections used to calculate the estimated fair value of the reporting unit at the end of 2007. As of December 31, 2007, the European metal vacuum food closures business had $68 of remaining carrying value including $19 of goodwill.

The Company believes segment income in the European metal vacuum food closures business will improve only when, and if, selling prices in the market increase or the Company is able to significantly increase its current sales unit volumes. The Company is attempting to reduce costs in the business through manufacturing efficiencies and manpower reductions, while also seeking to improve sales price and volume by supplying a quality product and technical support in a competitive market environment. The Company is unable to predict at this time whether these initiatives will be successful or whether and to what extent such initiatives will reduce costs and improve sales volumes and pricing.

Estimated fair value for the European metal vacuum food closures business was calculated in the fourth quarters of 2007 and 2006 using the methodology outlined above. The results achieved using the market value and discounted cash flow projections were weighted evenly as the Company believes they have an equal probability of providing an appropriate fair value. Weighting the two methods in any other proportion would not have had any effect on the 2006 impairment review as any combination would have resulted in an estimated fair value in excess of carrying value. For the 2007 impairment review, the maximum potential effect of weighting the two methods other than equally would have been to increase or decrease the impairment charge by $5. The primary assumptions used included EBITDA multiples of 8.0 times and 7.5 times, and discount rates of 8.75% and 7.0%, as of December 31, 2007 and 2006, respectively. The increases in the EBITDA multiple and discount rate used in 2007 compared to 2006 were due to increases in the market values and weighted average cost of capital of companies in the packaging industry from 2006 to 2007. The primary cause of the impairment charge in 2007 was a decrease in projected operating results as described above, as the net effect of the assumed multiple and discount rate changes was not significant.

3.	As previously requested in comment 7 in our letter dated April 7, 2008, please provide us with the disclosure you intend to include in future filings that addresses the disclosures requested in comment 6 in our letter dated April 7, 2008 for reporting units with fair values that are not materially different from the carrying values. In this regard, it appears that one of your reporting units, other than the European metal vacuum food closures reporting unit, has a fair value that does not materially exceed the carrying value. If you disagree with this assessment, please provide us with a detailed explanation as to why you believe the fair value of the reporting unit materially exceeds its carrying value and such disclosures would not materially impact an investor’s decision regarding your common stock. Refer to Sections 216, 501.02, 501.12.b.3, and 501.14 of the Financial Reporting Codification and SAB Topic 5:P.4 for guidance.

We will include the following disclosure in the Critical Accounting Policy section of our Form 10-Q for the three months ended March 31, 2008, and in future filings as appropriate.

The North America Food segment includes the North America Food and North America Closures reporting units. As of December 31, 2007, the estimated fair value of the North America Closures reporting unit was $24 higher than its carrying value, and the reporting unit had $68 of goodwill. The fair value of the North America Closures reporting unit was estimated based on the average of the fair values calculated using market values for comparable businesses and discounted cash flow projections, as described above. The Company used an average of the two methods in estimating fair value because it believes they provide an equal probability of yielding an appropriate fair value for the reporting unit. The maximum potential effect of weighting the two methods other than equally would have been to increase or decrease the estimated fair value at December 31, 2007 by $2 as the two methods provided values that were within $4 of the other. The Company assumed an EBITDA multiple of 8.0 times for the market value method. For its discounted cash flow projections the Company assumed a five-year projection of revenue and operating margins consistent with current results, a discount rate of 8.75%, and a terminal value of 8.0 times EBITDA at the end of the five years. Assuming all other factors remain the same, a $1 change in projected annual EBITDA changes the excess of estimated fair value over carrying value by $8; a change of 0.5 in the assumed EBITDA multiple changes the excess of estimated fair value over carrying varying value by $8; and a change in the discount rate to 7.75% or 9.75% changes the excess of estimated fair value over carrying value by $3.

It is possible that an impairment charge of up to $68 could be recorded for the North America Closures reporting unit if its estimated fair value were to fall below its carrying value.

Crown acknowledges that:

•	Crown is responsible for the adequacy and accuracy of the disclosure in Crown’s Form 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Crown may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact Thomas A. Kelly, Vice President and Corporate Controller, at 215.698.5341.

Crown Holdings, Inc.

/s/ Thomas A. Kelly Thomas A. Kelly Vice President and Corporate Controller